Hey! 👋 I wanted to share something really meaningful with you.

We just launched a **Snazzy Community Raise on WeFunder** — it's a way for friends, family, and early supporters to invest *alongside us* as we build Snazzy.

One important note: **we need to raise the first $50K** to unlock full visibility on WeFunder so the campaign is shown to investors all over the world. This early momentum is huge for us.

The **minimum investment is $100**, so even small contributions help push us over that first milestone. And if investing isn't your thing, simply sharing the link means a lot too.

Here's the page if you want to check it out:
https://wefunder.com/snazzy.beverages.inc

No pressure at all — just grateful for your support and for being part of this journey 🥂
– David